

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 28, 2008

via U.S. mail and facsimile

Lee Cole, Chief Executive Officer
Electronic Game Card, Inc.
19th Floor, 712 Fifth Avenue
New York, NY 10019

>   **Re: Item 4.02 Form 8-K**
>   **Filed: April 15, 2008**
>   **File No. 0-25853**

Dear Mr. Cole:

    We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

                            Sincerely,

                            John Cash
                            Accounting Branch Chief